A P P E N D I X   F

B L O C K   M O D E L   V A L I D A T I O N

F - 1   K R I G E D   M O D E L   H I S T O G R A M S

F - 2   N E A R E S T   N E I G H B O R   H I S T O G R A M S

F - 3   S W A T H   P L O T S

F - 4   H E R C O   C H A R T S

F - 5   P L A N   M A P S   A N D   C R O S S   S E C T I O N S